SECURITIES AND EXCHANGE COMMISSION


                     Washington, D.C. 20549


                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934


                     VISTA PROPERTIES, INC.
                        (Name of Issuer)


         Class B Common Stock, Par Value $1.00 per share
                 (Title of Class of Securities)


                            928382100
                         (CUSIP Number)



Check the following box if a fee is being paid with this statement:

/X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     *The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


                 (Continued on following pages)

CUSIP No. 928382100*
_________________________________________________________________

(1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:

     Lomas Financial Corporation    75-1043392
_________________________________________________________________

(2)  Check the Appropriate Box if a Member of a Group (See
     Instructions)  (a) [ ]  (b) [ ]

     Not Applicable
_________________________________________________________________

(3)  SEC Use Only:

_________________________________________________________________

(4)  Citizenship or Place of Organization:

     Delaware
_________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With

(5)  Sole Voting Power        950,000

(6)  Shared Voting Power         0

(7)  Sole Dispositive Power   950,000

(8)  Shared Dispositive Power    0
_________________________________________________________________

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person:
     950,000
_________________________________________________________________

(10) Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares (See Instructions):  [ ]

     Not Applicable
_________________________________________________________________
____________________
     * This CUSIP No. is for the Class A Common Stock of Vista Properties, Inc. and is used herein since the Class B Common Stock of Vista Properties, Inc., which is only held by Lomas Financial Corporation and which immediately and automatically converts to Class A Common Stock upon a transfer by Lomas to an unaffiliated third party, does not have a separate CUSIP No.

(11) Percent of Class Represented by Amount in Row (9):  100%
_________________________________________________________________

(12) Type of Reporting Person (See Instructions):

     CO
_________________________________________________________________

Item 1(a).     Name of Issuer:

               VISTA PROPERTIES, INC.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               5950 Berkshire Lane, Suite 400
               Dallas, Texas 75225

Item 2(a).     Name of Person Filing:

               LOMAS FINANCIAL CORPORATION

Item 2(b).     Address of Principal Business Officer or, if none,
               Residence:

               1600 Viceroy Drive
               Dallas, Texas 75235

Item 2(c).     Citizenship:

               DELAWARE

Item 2(d).     Title of Class of Securities:

               Class B Common Stock, par value $1.00 per share

Item 2(e).     CUSIP Number:

               9283821-

_________________________________________________________________

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the Person filing is a: Not
          Applicable

     (a)  [ ]  Broker or Dealer registered under Section 15 of the
               Act

     (b)  [ ]  Bank as defined in section 3(a)(6) of the Act

     (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act

     (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1939

     (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the Provisions of the Employee
               Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

     (g)  [ ]  Parent Holding Company, in accordance with Rule
               13d-1(b)(ii)(G)

     (h)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H)
_________________________________________________________________

Item 4.   Ownership.

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a)  Amount Beneficially Owned:

               950,000 shares*

     (b)  Percent of Class:

               100%*

     (c)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote 950,000

____________________
** In addition to the 950,000 shares of Class B Common Stock, par value $1.00 per share (the "Class B Common"), of Vista Properties, Inc. (the "Issuer") held by Lomas Financial Corporation ("LFC"), the Issuer also has 4,050,000 outstanding shares of its Class A Common Stock, par value $1.00 per share (the "Class A Common").
The rights and preferences of the Class A Common and the Class B Common are identical, except that the Class B Common has the right to elect two directors of the Issuer at each election of the Issuer's Board of Directors. The 4,050,000 shares of Class A Common were distributed on behalf of LFC, along with other consideration, to LFC's equity holders pursuant to LFC's Plan of Reorganization (the "Plan") under Chapter 11 of the United States Bankruptcy Code. LFC also obtained its Class B Common pursuant to the Plan. LFC's Class B Common represents only 19% of the aggregate voting power of the Issuer's equity holders. In order to preserve certain beneficial tax attributes, LFC's Class B Common is
          (ii)  shared power to vote or to direct the vote   0

          (iii) sole power to dispose or to direct the disposition of 950,000**

          (iv)  shared power to dispose or to direct the
                disposition of   0
_________________________________________________________________

Item 5.   Ownership of Five Percent of Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

          Not Applicable
_________________________________________________________________

Item 6.   Ownership of More than Five Percent of Behalf of Another
          Person.

          Not Applicable
_________________________________________________________________

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
          Holding Company.

          Not Applicable
_________________________________________________________________

Item 8.   Identification and Classification of Members of the
          Group.

          Not Applicable
_________________________________________________________________

Item 9.   Notice of Dissolution of Group.

          Not Applicable
_________________________________________________________________

____________________
currently held in escrow in accordance with the Plan, and LFC is prohibited under the terms of the Issuer's Restated and Amended Articles of Incorporation from acquiring any additional shares of the Issuer until its ownership interest in the Issuer is less than 4.9%. Upon the transfer by LFC of any of its shares of Class B Common to an unaffiliated third party, the Class B Common so transferred shall automatically convert into an equal number of shares of Class A Common. Otherwise, the Class B Common is not convertible.

Item 10.  Certification.

          Not Applicable
_________________________________________________________________


                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 1994

                              LOMAS FINANCIAL CORPORATION



                              /s/ Gary White
                              -----------------------------------
                              Gary White, Senior Vice President
                                and Controller